SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 15 December 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

15 December 2014

BT ENTERS INTO EXCLUSIVE NEGOTIATIONS TO ACQUIRE EE

BT Group plc (BT) announces that, further to its statement on 24 November 2014, it has entered into an exclusivity agreement with Deutsche Telekom and Orange in relation to BT's possible acquisition of all of their UK mobile business, EE. The period of exclusivity will last several weeks allowing BT to complete its due diligence and for negotiations on a definitive agreement to be concluded.

The proposed acquisition would enable BT to accelerate its existing mobility strategy whereby customers will benefit from innovative, seamless services that combine the power of fibre broadband, wi-fi and 4G. BT would own the UK's most advanced 4G network, giving it greater control in terms of future investment and product innovation.

While continuing these exclusive discussions, BT will progress its own plans for providing enhanced fixed-mobile converged services for businesses and consumers, in line with previous announcements. It remains confident of delivering on these plans should a transaction not take place.

The key headline terms, which are non-binding, include a purchase price of £12.5bn for EE on a debt/cash free basis. The consideration for EE will be payable as a combination of cash and new BT ordinary shares issued to both Deutsche Telekom and Orange. Following the transaction, Deutsche Telekom would hold a 12% stake in BT and would be entitled to appoint one member of the BT Board of Directors. Orange would hold a 4% stake in BT. In considering the financing of the cash element, BT has a range of options and is mindful of the importance of maintaining a conservative financial profile.

BT expects significant synergies mainly through network and IT rationalisation, back-office consolidation and savings on procurement, marketing and sales costs. In addition, BT expects to generate revenue synergies through selling fixed-line services to those EE customers who do not currently take a service from BT, and by accelerating the sale of converged fixed-mobile services to BT's existing consumer and business customers.

The exclusivity agreement does not require the parties to enter into a transaction and there can be no assurances that one will occur. If a transaction is agreed, approval by BT's shareholders will be required as a condition of the purchase.

EE has 24.5m direct mobile customers1 and reported Adjusted2 EBITDA of £1,588m for the twelve months to 30 June 2014.

A further announcement will be made as and when appropriate.

1 Contract and prepay mobile customers as at 30 September 2014 as reported by EE. Excludes MVNO and machine-to-machine connections.

2 As reported by EE. Adjusted EBITDA for the twelve months to 30 June 2014 excludes restructuring costs of £59m and Management and Brand fees of £166m.

-Ends-

Enquiries:

BT Group plc
Press office:
Ross Cook                                                               Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                      Tel: 020 7356 4909

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  15 December 2014